82-4154

06012162

Registration No. 4154

Komu
Attention
Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. Washington D. C. 20549
tel.:
fax: 0012029429525

Od
From
KOMERČNÍ BANKA, a. s.
P.O. BOX 839
114 07 PRAHA 1
tel.: +420222432005
fax: +420224229483

Kopie
cc

SUPPL

Datum
Date
21. 3. 2006

Stran
Pages
11 (including this page)

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Věc
Subject

Dislosure duty – Notice of AGM

Dear Sirs,

Pursuant to Act 256/2004 Coll. subsection 120(4) and 120(2)(a), Act No. 513/1991 Coll. subsection 184(4), 184(5) and 184(8), Articles of Association of Komerční banka subsection 9 (4) and Prague Stock Exchange rules part III subsection 8(9)(a) Komerční banka, a.s. discloses notice of general meeting.
Pursuant to Act No. 254/2004 Coll. subsection 120(4) and 120(2)(d), Act No. 513/1991 Coll. subsection 184(8) and Prague Stock Exchange rules part III annex Harmonogram subsection E(I) Komerční banka, a.s. disloses amendments to the Articles of Association.

Yours Sincerely,

Sylva Floríková
Head of Compliance

dlw 4/4

Notice of General Meeting

The Board of Directors of Komerční banka, a. s., convenes the

REGULAR GENERAL MEETING

of Komerční banka, a. s.,

with its registered office at Prague 1, Na Příkopě 33, building identification No. 969, postal code 114 07, registration No. 45317054, registered in the Register of Companies maintained with the Metropolitan Court of Prague, section B, inserted file No. 1360 (hereinafter called "the Bank"),

which will be held at the Big Hall of the Slovanský House, Na Příkopě 22, Prague 1, on 26 April 2006 from 13 o'clock.

Agenda:

1. Opening
2. Approval of the rules of order and of voting of the general meeting, election of general meeting chairman, minutes clerk, minutes verifiers and scrutineers
3. Approval of the Board of Directors' report on the Bank's business activities and on the state of its assets and liabilities for the year 2005
4. Discussion about the regular financial statements with the proposal for the distribution of profit for the year 2005, and about the consolidated financial statements for the year 2005
5. Position of the Supervisory Board on the regular financial statements for the year 2005, on the proposal for the distribution of profit for the year 2005, and on the consolidated financial statements for the year 2005; report by the Supervisory Board on the results of its supervisory activity; and position of the Supervisory Board on the Board of Directors' report on relations among related entities in accordance with S. 66a (9) of Act No. 513/1991 Sb., the Commercial Code as Amended
6. Approval of the regular financial statements for the year 2005
7. Decision on the distribution of profit for the year 2005
8. Approval of the consolidated financial statements for the year 2005
9. Decision on the acquisition of the Bank's own shares
10. Revision of the Articles of Association
11. Conclusion

Decisive day:
The decisive day for the participation at the general meeting is 19 April 2006.
Registration of shareholders:
Shareholders will be registered in the place of holding the general meeting from 12 o'clock.
Upon registration, shareholders - individuals shall prove their identity by a valid proof of identity. In the case of empowerment, the empowered person shall present a valid proof of identity and the original or an officially attested copy of his/her power of attorney.
If a shareholder is a legal entity, upon registration the person acting on the legal entity's behalf in accordance with a copy of the entry in the Register of Companies or in another register shall present a valid proof of identity and the original or an officially attested copy of the

entry in the Register of Companies or in another register specified by the legislation, or, as the case may be, the original or an officially attested copy of the shareholder's - legal entity's decision certifying the authority to act on such entity's behalf. The shareholder's representative shall also present, jointly with the original or the officially attested copy of the entry in the Register of Companies or in another register, the original or an officially attested copy of the principal's written power of attorney or another document certifying his or her right to act for the company; he or she shall also present a valid proof of identity.

The proposed amendments to the Articles of Association submitted to the general meeting consist in the completion of the business activities in S. 2 j) by a list of provided investment services in accordance with the granted banking license, and in the following modification of the powers of the general meeting in S. 8: S. 8, subparagraph k) is amended by the inclusion of the approval of contracts for the exercise of office of Supervisory Board members, and p) is revised in connection with the modification of the provisions of Ss. 67a and 187 k) of the Commercial Code. The time limit for convening the general meeting specified in S. 9 is, in accordance with the Banking Act, shortened to 4 months from the last day of the accounting period. S. 12 (2) c) defines more specifically the powers of the Supervisory Board when deciding about the performance for the members of the Board of Directors, and the word "conception" in k) is replaced by the term "strategic plan"; the same modification is made also in S. 16 (5) b). Ss. 15 and 18 contain new subsections (2) and (6) respectively. The new subsections regulate the resignation and withdrawal of chairman and vice-chairman of the Supervisory Board and of the Board of Directors. The amendments to Ss. 15 (8) and 18 (11) consist in the modification of voting off-session both when the meeting takes place and when it does not. S. 16 (2) specifies the minimum number of the members of the Supervisory Board, subsection (4) extends the powers of the Remuneration and Personnel Committee by the provision of recommendations for the Supervisory Board regarding the remuneration principles for the head of the internal audit, and subsection (5) regulates the powers of the Audit Committee of the Supervisory Board stemming from the powers of the Supervisory Board. The number of the members of the Board of Directors in S. 18 (1) is reduced to five. The revision of S. 39 consists in adding the publication in the Commercial Bulletin as another way of the publication of the notice of general meeting.

The proposed amendments to the Articles of Association will be available for shareholders' inspection in the head office of Komerční banka, a. s., from 27 March 2006, on business days from 8 a.m. to 4 p.m., and also at the Internet address www.kb.cz. Every shareholder has the right to ask to be sent a copy of the draft Articles of Association at his/her cost and danger.

Komerční banka, a. s., hereby informs its shareholders that if they wish to lodge counterproposals to the proposed amendments to the Articles of Association at the general meeting, under S. 180 (5) of the Commercial Code they are obligated to deliver their proposals or counterproposals in writing to the head office of Komerční banka, a. s., no later than 5 business days prior to the general meeting.

The regular financial statements, the consolidated financial statements, and the Board of Directors' report on relations among related entities under S. 66a (9) of Act No. 513/1991 Sb., the Commercial Code as Amended, will be available for shareholders' inspection in the head office of Komerční banka, a. s., on business days from 8 a.m. to 4 p.m. from 27 March 2006.

The report on relations among related entities shows that Komerční banka, a. s., did not suffer any harm during the accounting period from 1 January 2005 to 31 December 2005 in relation

with agreements and contracts made among the related entities. No legal acts in the interest or upon the initiative of the entities were made and no measures in the interest of or initiated by the related entities resulting in harm, profit, advantage, or disadvantage to Komerční banka, a. s., were taken or made by a controlled entity during this accounting period.

Main figures from the regular financial statements for the year 2005

CZK million	**IFRS**
Net profit	9,148
Total assets	493,738
Amounts due from clients – net	185,225
Amounts due to clients	370,058
Registered capital	19,005

Main figures from the consolidated financial statements for the year 2005

CZK million	**IFRS**
Net profit	8,911
Total assets	514,934
Amounts due from clients – net	189,212
Amounts due to clients	388,431
Registered capital	19,005

Board of Directors of Komerční banka, a. s.

Draft amendments to the Articles of Association for the general meeting held on April 26, 2006

Business Activities of the Bank

Section 2

(1) The Bank shall carry on business pursuant to Act No. 21/1992 Coll., the Banking Act, as amended (hereinafter referred to as "the Banking Act"). The business activities of the Bank shall include:

a) acceptance of deposits from the public;
b) granting of loans;
c) investing in securities on the Bank's own account;
d) financial leasing;
e) making and receiving payments and administration of clearing system;
f) issue and administration of payment instruments, such as payment cards and traveller's cheques;
g) provision of guarantees;
h) issue of letters of credit;
i) provision of collection services;
j) provision of investment services including
- main investment services provided by the receiver and transferor of instructions relating to investment instruments on the client's account relating to investment instruments,
- main investment services linked with the execution of instructions relating to investment instruments on other than the Bank's account relating to investment instruments,
- main investment services linked with dealing in investment instruments on the Bank's own account relating to investment instruments,
- main investment services linked with the management of individual portfolios based on free consideration under contractual covenants made with the client, if the portfolio contains an investment instrument,
- main investment services linked with the subscription for an issue of investment instruments or its placement relating to investment instruments,
- complementary escrow and administration investment services for several investment instruments relating to investment instruments,
- complementary investment services linked with the rental of safe-deposit boxes,
- complementary investment services linked with the provision of loans and credits for clients aiming at making deals with investment instruments, if the credit or loan provider is a party to this deal relating to investment instruments
- complementary investment consultancy services relating to capital structure, business strategy and questions relating thereto, as well as consultancy and services relating to the fusion and purchase of businesses
- complementary investment services concerning issue subscriptions relating to investment instruments,
- complementary investment consultancy services concerning investments in investment instruments relating to investment instruments,
- complementary foreign exchange investment services relating to the provision of investment services;
k) dealing on the Bank's own account or on the client's account in foreign currencies and gold;
l) financial brokerage;
m) foreign exchange operations (foreign exchange purchase);
n) provision of depository services;
o) provision of banking information;
p) rental of safe-deposit boxes;
q) issue of mortgage bonds,
r) activities directly related to those mentioned in paragraphs a) – q).

(2) The Bank shall further carry on business activities for business enterprises that provide supporting banking services and for financial institutions that are controlled by the Bank. The extent of the business activities shall cover:
a) accounting consultants' activities, book-keeping, tax record keeping
b) procurement of deals,
c) engineering activities in investment production,
d) administration and maintenance of real property,
e) organisation of specialised courses, training, and other educational programs including teaching,
f) business, financial, organisational, and economic consultancy,
g) data processing, databank services, web administration.

Section 8
Powers of the General Meeting

It is within the powers of the General Meeting to:

a) decide on amendments to and alterations of the Articles of Association, with the exception of alteration in consequence of an increase in the registered capital by the Board of Directors or on the basis of other legal facts determined by law;
b) to decide on the increase in the registered capital, with the exception of the procedure specified under Section 31 hereof, or on setting off a monetary claim towards the Bank against a claim to be used for payment of the issue price.
c) elect and withdraw members of the Supervisory Board, with the exception of the election and withdrawal of members elected by the Bank's employees under Section 13 of the Articles of Association;
d) approve the Board of Directors' reports regarding the Bank's business activities and the Bank's assets, at least once per accounting period;
e) decide on a decrease in the registered capital provided that a prior consent of the Czech National Bank has been given, unless the decrease to cover a loss is concerned;
f) decide on a change in the class or type of the shares;
g) decide to issue bonds of the Bank if the law requires so;
h) decide to modify the rights attached to individual classes of the shares;
i) approve the Annual Financial Statements, Extraordinary Financial Statements, Consolidated Financial Statements and Interim Financial Statements when required by law;
j) decide on distribution of the profit or coverage of the loss, and to determine royalties;
k) decide on the financial remuneration of members of the Board of Directors and the Supervisory Board, ~~unless the law provides otherwise,~~ and approve the contracts for the exercise of office of Supervisory Board members;
l) decide on merger of the Bank, provided that a prior consent of the Czech National Bank has been given;
m) decide to wind up the Bank with the prior consent of the Czech National Bank;
n) approve proposed distribution of the liquidation balance of the Bank's assets;
o) decide to quote participation securities of the Bank in accordance with special legal regulation and to terminate the registration thereof;
p) ~~decide on concluding a contract the subject matter of which is a transfer of the entity or a part thereof and the lease thereof by the Bank, provided that the conclusion of the said contract on sale of an entity or a part thereof shall be subject to the prior consent of the Czech National Bank, or to decide on conclusion of such contract by a controlled entity°;~~
approve contracts serving as a basis for a transfer of the business or a part thereof, contracts for the lease of the business or a part thereof, contracts for the pledge of the business or a part thereof;
q) charge the Board of Directors to decide on increase in the registered capital under the conditions specified in the Commercial Code and the Articles of Association (Section 31);
r) decide to acquire the Bank's own shares in accordance with the relevant provisions of the Commercial Code;
s) decide on elimination or restriction of the pre-emptive right to acquire convertible or priority bonds, elimination or restriction of the pre-emptive right to subscribe for new shares in accordance with the Commercial Code;
t) approve a controlling contract, contract on transfer of profits and contract on silent partnership, and alterations thereof;
u) approve the acquisition or alienation of assets, when the law so requires;
v) decide on other matters which, according to the generally binding legal regulations or the Articles of Association, are part of the powers of the General Meeting.

Section 9
Convening the General Meeting

(1) The Regular General Meeting is held at least once a year, however no later than ~~six~~ four months from the last day of each accounting period. The General Meeting shall be convened by the Board of Directors or, as the case may be, by a member of the Board of Directors if the Board of Directors fails to agree without undue delay on its convening and the law stipulates a duty to convene the same or if the Board of Directors lacks a quorum long term, unless the generally binding legal regulations specify otherwise.

Section 12
Powers of the Supervisory Board

(1) The Supervisory Board shall oversee the exercise by the Board of Directors of their powers and the carrying on of the business activities of the Bank. The Supervisory Board shall oversee the efficiency and effectivity of the internal management and control system of the Bank as a whole.

(2) The Supervisory Board shall, in particular:

a) convene an Extraordinary General Meeting when the Bank's interests so require (Section 9, subsection 3) and propose the General Meeting necessary measures to be taken;
b) elect and withdraw members of the Board of Directors;
c) approve contracts for the exercise of office of members of the Board of Directors and unenforceable consideration provided to members of the Board of Directors, evaluate fulfilment of the contracts for the exercise of office made with members of the Board of Directors;
d) examine ordinary, extraordinary, interim, and consolidated Financial Statements, proposals for the distribution of profit or the coverage of loss, and submit its opinion to the General Meeting;
e) be entitled to inspect, through one of its members, all documents and records related to the activity of the Bank;
f) check whether the books and records are maintained properly and in accordance with the actual state and whether the business activities of the Bank are carried on in compliance with the generally binding legal regulations, the Bank's Articles of Association, and resolutions and instructions of the General Meeting;
g) provide the Board of Directors with its position on the choice of an external auditor;
h) represent the Bank before court or other authorities in disputes with members of the Board of Directors;
i) inform the General Meeting of the results of its supervisory activity;
j) be entitled to restrict the right on the part of the Board of Directors to act on behalf of the Bank, including acting in any single matter; any such restriction, however, shall not be effective against third parties;
k) provide the Board of Directors with its prior position on the status and on the ~~conception~~, strategic and annual plan of the activities of the Internal Audit Unit;
l) approve acquisition or alienation of assets in the cases stipulated by law;
m) examine the report on relations among related entities as provided by the Commercial Code and submit the information on the examination of the report to the general meeting if so required by law;
n) evaluate the effectivity of the internal management and control system of the Bank as a whole;
o) define the principles of remuneration of the Director of Internal Audit.

Section 15
Meetings of the Supervisory Board

(1) The Supervisory Board shall elect from among its members a Chairman and Vice-Chairman of the Supervisory Board. The Chairman and Vice-Chairman of the Supervisory Board must be elected by an absolute majority of votes of all members of the Supervisory Board. The Chairman of the Supervisory Board or, in his absence, the Vice-Chairman shall convene the meetings of the Supervisory Board. The Chairman may authorise a member of the Supervisory Board to convene the Supervisory Board meeting. The Supervisory Board must also be convened if any member thereof so requests.

(2) The Chairman or Vice-Chairman of the Supervisory Board may resign from their position of chairman or vice-chairman by written notice delivered to the Supervisory Board. The exercise of the function of chairman or vice-chairman shall terminate as of the day when the resignation is discussed by the Supervisory Board at its closest meeting unless the written notice of resignation specifies a later date. The Supervisory Board shall be authorized to withdraw the Chairman or Vice-Chairman of the Supervisory Board from their position. Should the Chairman or Vice-Chairman cease to be members of the Supervisory Board, their position of chairman or, as the case may be, vice-chairman is terminated at the same time.

(3) The Supervisory Board shall constitute a quorum if at least five members of the Supervisory Board are present at the meeting. Resolutions of the Supervisory Board are adopted if approved by the absolute majority of all members of the Supervisory Board.

(4) Meetings of the Supervisory Board shall be held at least once in three calendar months and shall be convened in writing. All members must receive an invitation with documents to be discussed no later than seven calendar days prior to the scheduled date of the meeting.

(5) No member of the Supervisory Board may be represented by another person in the performance of their duties.

(6) Minutes shall be taken of the meetings of the Supervisory Board. The minutes shall be signed by the Chairman and by the minutes clerk. The minutes shall also contain opinions of a minority of members, if they so require; a divergent opinion by the members of the Supervisory Board elected by the employees shall be always included in the minutes. The minutes must be archived throughout the existence of the Bank. The minutes shall specify the transactions of the meeting and all resolutions taken.

(7) The Supervisory Board shall exercise its powers over the bodies of the Bank by means of its resolutions.

(8) A meeting of the Supervisory Board may, in exceptional cases, be convened by means of communication media or in another suitable manner. The convening of such a meeting of the Supervisory Board must be communicated to all members of the Supervisory Board. In such an event, the seven-day time limit for the submission of documents shall not apply and the documents may be submitted at the meeting itself.

(9) ~~The Chairman or, in his absence, the Vice-Chairman, or, a member of the Supervisory Board charged therefor may request that all members of the Supervisory Board take a per rollam resolution by voting in writing or by means of communication media, provided that all members of the Supervisory Board agree with this manner of voting. Such~~

~~resolution shall be adopted if at least 5 members of the Supervisory Board voted for. Such a per rollam resolution must be recorded in the minutes at the forthcoming meeting of the Supervisory Board.~~

The Chairman or, in his absence, the Vice-Chairman, or, possibly, an authorized member of the Supervisory Board may request that members of the Supervisory Board cast vote off-session either in writing or by means of communication media on condition that all members of the Supervisory Board agree thereto in advance. The possibility of voting off-session applies to the absent members of the Supervisory Board if the Supervisory Board meets in session, or to all members of the Supervisory Board if the Supervisory Board does not meet in session. All voting members of the Supervisory Board are considered as present. If the Supervisory Board does not meet in session and votes are cast by means of communication media, the voting shall be recorded in minutes.

(10) Details of the conduct of the meetings shall be set forth in the Rules of Procedure of the Supervisory Board.

Section 16
Committees of the Supervisory Board

(1) The Supervisory Board shall set up at least the following two committees (hereinafter "Supervisory Board Committees") as advisory and recommending bodies:

a) Remuneration and Personnel Committee, and
b) Audit Committee;

(2) The Remuneration and Personnel Committee as well as the Audit Committee shall each have at least ~~three~~ two members.

(3) Members of the Supervisory Board Committees shall be members of the Supervisory Board and shall be elected and withdrawn by the Supervisory Board.

(4) The Remuneration and Personnel Committee shall:

a) provide recommendations to the Supervisory Board regarding election and withdrawal of the Board of Directors members,
b) provide the Supervisory Board with its position on the proposal by the Board of Directors regarding the contracts for the exercise of office made with the Board of Directors members and the unenforceable consideration paid to the Board of Directors members,
c) evaluate the fulfilment of the contracts for the exercise of office made with the Board of Directors members,
d) provide its position on the proposal for the distribution of royalties between the members of the Bank bodies,
e) propose motions to the Supervisory Board concerning staffing positions in the Supervisory Board Committees,
f) make recommendations to the Supervisory Board on the principles of Internal Audit Director's remuneration.

(5) The Audit Committee shall:

~~a) inspect accounting documents and records, and monitor whether the books are kept properly, particularly whether the accounting records fairly reflect actual state;~~
~~b) co-operate with the Internal Audit Unit of the Bank and external auditors of the Bank, and make use of the facts thereby ascertained for its supervising activities.~~

a) make recommendations to the Supervisory Board about its opinion on the appointment and withdrawal of the Director of Internal Audit;
b) make recommendations to the Supervisory Board about its position on the status and on the strategic and annual plan of the activities of the Internal Audit Department;
c) monitor and assess the fulfillment of the measures taken by the Board of Directors to deal with the findings and recommendations of the Internal Audit and of the external auditor;
d) make recommendations to the Supervisory Board about its position on the selection of an external auditor;
e) cooperate with the external auditor;
f) check the accounting methods used by the Bank, the soundness of book-keeping and the accuracy of accounting records in particular;
g) check the internal control and risk management system.

(6) Each of the Committees of the Supervisory Board shall elect its Chairman and Vice-Chairman, who shall represent the Chairman in case of the Chairman's absence.

(7) The Supervisory Board Committees shall meet when necessary, however, at least once in a year.

(8) The meeting of the Supervisory Board Committee shall be convened by the Chairman of the Committee or its Vice-Chairman in the Chairman's absence, or by an authorized member of the Supervisory Board Committee.

(9) The Supervisory Board Committees shall constitute a quorum if all members of the Committee have been duly invited to the meeting of the Committee and if a simple majority of all members of the Committee is present at the meeting.

(10) Resolutions of any Committee of the Supervisory Board shall be adopted by the absolute majority of all of the Committee members.

(11) Minutes shall be taken of the meetings of the Supervisory Board Committees signed by the Chairman or Vice-Chairman or another authorized member of the Committee. The minutes shall also include opinions of a minority of the Committee members if they so require. The minutes must be archived throughout the existence of the Bank.

(12) Details concerning the procedure of the Supervisory Board Committee meeting shall be set forth in the Rules of Procedure of each Supervisory Board Committees.

(13) The Supervisory Board Committees shall provide the Supervisory Board with regular reports on their activities and, regarding the areas in their range of powers, submit to the Supervisory Board their recommendations focusing on the preparation of decisions to be taken by the Supervisory Board.

Section 18

(1) The Board of Directors consists of ~~six~~ five members, natural persons, who meet the conditions provided in legal regulations and who are elected by the absolute majority of all Supervisory Board members at recommendation of the Remuneration and Personnel Committee. The term of office of the members of the Board of Directors shall be four years.

(2) If a member of the Board of Directors dies, abdicates, is withdrawn, or their term of office terminates otherwise, the Supervisory Board shall elect a new member of the Board of Directors no later than within three months from the date when the member's term of office expires or terminates otherwise.

(3) The Supervisory Board shall be whenever entitled to decide by the absolute majority of all its members to withdraw a member of the Board of Directors. The decision of the Supervisory Board is based on a proposal of the Remuneration and Personnel Committee of the Supervisory Board. The term of office of a member of the Board of Directors shall terminate upon delivery of the notice of withdrawal, either in person or by mail to the address specified in the contract for the exercise of office unless a later date is specified in the withdrawal notice. The notice of withdrawal shall be deemed delivered also in the case when the document is returned to the Bank by the post office as undeliverable or when the Board of Directors member, by their acting or failure to act, shall prevent that the notice is delivered.

(4) Any member of the Board of Directors may resign from their position by written notice delivered to the Board of Directors or the Supervisory Board. In this case, the term of office terminates as of the date on which their resignation is discussed or was to be discussed by the Supervisory Board. The Supervisory Board shall be obliged to discuss their resignation at the meeting immediately following the receipt of the notice. Should the resigning member of the Board of Directors announce their resignation at the meeting of the Supervisory Board, their term of office shall terminate after expiration of two months following such notification, unless the Supervisory Board approves, upon request of this member, a different time for the term of office termination.

(5) The Board of Directors shall elect from among its members a Chairman and Vice-Chairman of the Board of Directors. If no Chairman or Vice-Chairman of the Board of Directors is elected, the Board of Directors shall authorize any of the members of the Board of Directors to hold the position of Chairman or Vice-Chairman of the Board of Directors. The Chairman and Vice-Chairman of the Board of Directors must be elected by an absolute majority of votes of all members of the Board of Directors.

(6) The Chairman or Vice-Chairman of the Board of Directors may resign from their position of chairman or vice-chairman by written notice delivered to the Board of Directors. The term of the Chairman or Vice-Chairman shall terminate as of the date on which their resignation is discussed by the Board of Directors at its closest meeting, unless the written notice of resignation specifies a later date. The Board of Directors shall be authorized to withdraw its Chairman or Vice-Chairman from their position by the absolute majority of all members of the Board of Directors. Should the Chairman or Vice-Chairman cease to be members of the Board of Directors, their position of chairman or, as the case may be, vice-chairman of the Board of Directors is terminated at the same time.

(7) Meetings of the Board of Directors shall be regularly convened, at least 20 times a year, and presided over by the Chairman or, in his absence, the Vice-Chairman of the Board of Directors. If the Chairman and Vice-Chairman are not present, the meeting shall be convened and presided over by a member of the Board of Directors authorized therefor by the Board of Directors. Any member of the Board of Directors may ask that the Board of Directors meeting be convened provided that such member gives reasons therefor. If the meeting is not convened within a period of five days from the delivery of the request to the Chairman or Vice-Chairman of the Board of Directors, the said Board of Directors member shall be entitled to convene and preside the meeting himself.

(8) The meeting of the Board of Directors shall be convened in writing. Each member of the Board of Directors must receive an invitation with the documents to be discussed at least three calendar days prior to the date of the meeting. The invitation shall contain the place, date and agenda of the meeting. Members of the Board of Directors may not be represented by any third party in the discharge of their duties. A matter not included in the agenda of the meeting of the Board of Directors shall be discussed by the Board of Directors only if all members of the Board of Directors agree.

(9) A meeting of the Board of Directors may exceptionally be convened by means of communication media or in another suitable manner. The convening of such a meeting of the Board of Directors must be communicated to all members of the Board of Directors. In this case, the three-day time limit for the presentation of documents shall not apply and the documents may be submitted at the meeting itself. Members of the Board of Directors may agree to hold regular meetings of the Board of Directors on agreed upon dates.

(10) The Board of Directors shall constitute a quorum if an absolute majority of the Board members is present.

(11) Resolutions of the Board of Directors shall be adopted by an absolute majority of members of the Board of Directors present. The chairperson's vote shall be decisive in the event of a tie within the intention of section 18, subsection 6.

(12) ~~The Chairman or, in his absence, the Vice-Chairman of the Board of Directors, or a member of the Board of Directors authorised therefor may request that all members of the Board of Directors take a per rollam resolution by voting in writing or by means of communication media, provided that all members of the Board of Directors agree with this manner of voting. Such resolution shall be adopted if majority of all members of the Board of Directors voted for. Such a per rollam resolution must be recorded in the minutes at the forthcoming meeting of the Board of Directors.~~

The Chairman or, in his absence, the Vice-Chairman, or, possibly, an authorized member of the Board of Directors may request that members of the Board of Directors cast vote off-session either in writing or by means of communication media on condition that all members of the Board of Directors agree thereto in advance. The possibility of voting off-session applies to the absent members of the Board of Directors if the Board of Directors meets in session, or to all members of the Board of Directors if the Board of Directors does not meet in session. All voting members of the Board of Directors are considered as present. If the Board of Directors does not meet in session and votes are cast by means of communication media, the voting shall be recorded in minutes.

(13) Minutes shall be taken of all meetings of the Board of Directors. The minutes shall be signed by the Chairman, by another member of the Board of Directors as a verifier, and by the minutes clerk. The minutes of the meeting shall contain the names of the members of the Board of Directors who voted against the resolutions of the Board of Directors or abstained from voting. Unless documented otherwise, members not listed shall be deemed to have voted in favor of the resolution. The minutes shall not be destroyed and must be archived throughout the existence of the Bank. The minutes shall describe the course of conduct of the meeting and all adopted resolutions.

(14) Details of the conduct of the meetings of the Board of Directors shall be set forth in the Rules of Procedure of the Board of Directors.

Section 19
Powers of the Board of Directors

(1) It is within the exclusive powers of the Board of Directors to:

a) convene the General Meeting and implement its resolutions;
b) submit to the General Meeting for approval the ordinary, extraordinary and consolidated Financial Statements and the interim Financial Statements along with a proposal for the distribution of profit (the same must be available to the shareholders for inspection at least thirty days prior to the date of the General Meeting) or a proposal for the coverage of loss;
c) submit to the General Meeting proposals for amendments to and alterations of the Articles of Association as well as proposals for increasing or decreasing the Bank's registered capital;
d) submit to the General Meeting a Report on the Bank's Business Activities, the state of the Bank's assets and to do so at least once for each accounting period;
e) to decide to grant and revoke procuration;
f) decide on the appointment, recall and remuneration of selected managers of the Bank;
g) approve acts in connection with the realisation of security instruments for the Bank's claims whose price exceeded CZK 100,000,000 as at the date of the claim origin and the presumed realisation price thereof is lower than 50% of the security instrument price ascertained upon the conclusion of the loan agreement;
h) submit to the Supervisory Board for information quarterly and semi-annual financial statements;
i) decide on acts which are outside the scope of common trade relations of the Bank;
j) define, approve, and make a regular evaluation of the Bank's overall strategy, to approve annual plans and budgets as well as strategic and annual plans of legal entities controlled by the Bank under the Banking Act;
k) approve the choice of an external auditor;
l) inform the Supervisory Board of the General Meeting day no later than within the period specified by the Commercial Code for a general meeting to be convened;

m) decide on the issue of bonds of the Bank with the exception of decisions on the issue of bonds for which the decision of the General Meeting is required by the law;
n) decide on an increase in the registered capital if so authorised by the General Meeting;
o) conclude a collective agreement;
p) decide on providing loans or guarantees to persons with a special relationship to the Bank pursuant to the Banking Act;
q) approve the ~~conception~~ strategic and annual plan of activities of the Internal Audit Unit and submit the same to the Supervisory Board for review;
r) approve the Annual Reports of the Bank;
s) approve the security policy of the Bank;
t) decide on establishing other funds and on the rules governing creation and usage thereof;
u) approve the report on relations between the supervised and the supervisor within the intention of the Commercial Code.
v) approve the Bank's organisation structure and to make a regular assessment of its functionality;
w) approve the principles of the personnel and remuneration policy;
x) approve the Internal Audit's statute.

(2) In addition to the above mentioned, the Board of Directors shall:

a) manage activities of the Bank and conduct its business affairs;
b) ensure that the Bank's accounting is maintained properly;
c) exercise employer's rights;
d) exercise rights in respect of the Bank's property interests resulting from the ownership holdings of the Bank;
e) approve the acquisition or alienation of fixed assets of the Bank exceeding CZK 30,000,000 as a single case or as a total of related cases;
f) approve the plan for securing the continuity of business activities and the fire protection plan.

Section 39
Disclosure and Publication Duty

If publication of certain data is required by the Commercial Code, Part Two, or by the Articles of Association, such data must be published both in the daily *Hospodářské noviny* and on the Bank's official notice boards (marked as "Information for shareholders") in the registered office of the Bank. In addition, the notice of general meeting shall be published also in the Commercial Bulletin ("*Obchodní věstník*"). Should generally binding legal regulations require that some data be published in the Commercial Bulletin, the Bank shall release the said data therein.